EXHIBIT 99.1
                                                                    ------------



NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO A U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE 1933 ACT) EXCEPT IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS. THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES OF AMERICA. SEE "PLAN OF DISTRIBUTION".


                              SHORT FORM PROSPECTUS
New Issue                                                       January 30, 2003

                                [GRAPHIC OMITTED]
                           [LOGO - WESTERN OIL SANDE]

                                   $50,225,000
                             2,050,000 COMMON SHARES

         The outstanding Class A Shares ("Common Shares") of Western Oil Sands Inc. ("Western" or the "Corporation") are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "WTO". On January 15, 2003, the last trading day prior to the announcement of this offering, the closing price of the Common Shares on the TSX was $24.55. On January 29, 2003, the last trading day prior to the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $23.50. The offering price of the Common Shares offered hereunder was determined by negotiation between the Corporation and the Underwriters.

        ----------------------------------------------------------------

                             $24.50 per Common Share

        ----------------------------------------------------------------

                                                               NET PROCEEDS TO
                      OFFERING PRICE     UNDERWRITERS' FEE        WESTERN(1)
                      --------------     -----------------        ----------

Per Common Share          $24.50               $0.98               $23.52

TOTAL OFFERING          $50,225,000          $2,009,000          $48,216,000

NOTE:
(1) Before deducting expenses of the issue estimated to be $275,000, which are payable by Western.


         TD Securities Inc., BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Raymond James Ltd., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Peters & Co. Limited, Salman Partners Inc. and Tristone Capital Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Common Shares for sale, subject to prior sale, if, as and when issued by Western and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Western by Macleod Dixon llp and on behalf of the Underwriters by Blake, Cassels & Graydon llp and Burstall Winger llp.

         In the opinion of Macleod Dixon llp, counsel to Western, and Blake, Cassels & Graydon llp, counsel to the Underwriters, the Common Shares offered hereby will, on the date of closing, not be precluded as investments under certain statutes. See "Eligibility for Investment".

         Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Definitive certificates representing the Common Shares offered under this short form prospectus will be available for delivery at the closing of this offering, which is expected to occur on or about February 7, 2003 but in any event no later than March 13, 2003. The Underwriters may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

         EACH OF TD SECURITIES INC., BMO NESBITT BURNS INC., RBC DOMINION SECURITIES INC. AND SCOTIA CAPITAL INC. IS, DIRECTLY OR INDIRECTLY, A WHOLLY-OWNED SUBSIDIARY OF A CANADIAN CHARTERED BANK (COLLECTIVELY, THE "BANKS") WHICH IS A LENDER TO US AND TO WHICH WE ARE PRESENTLY INDEBTED. CONSEQUENTLY, WE MAY BE CONSIDERED TO BE A "CONNECTED" ISSUER OF EACH OF THESE UNDERWRITERS FOR THE PURPOSES OF CANADIAN SECURITIES LEGISLATION. A PORTION OF THE NET PROCEEDS OF THIS OFFERING MAY BE USED TO REDUCE OUR INDEBTEDNESS TO THE BANKS. SEE "RELATIONSHIP BETWEEN WESTERN AND THE UNDERWRITERS" AND "USE OF PROCEEDS".

                                TABLE OF CONTENTS


ELIGIBILITY FOR INVESTMENT..........................2
DOCUMENTS INCORPORATED BY REFERENCE.................3
THE CORPORATION.....................................4
DESCRIPTION OF THE BUSINESS.........................4
RECENT DEVELOPMENTS.................................5
USE OF PROCEEDS.....................................6
PLAN OF DISTRIBUTION................................6
RELATIONSHIP BETWEEN WESTERN AND THE UNDERWRITERS...7
DESCRIPTION OF SHARE CAPITAL........................7
CONSOLIDATED CAPITALIZATION.........................8
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES.....9
RISK FACTORS.......................................10
LEGAL MATTERS......................................18
INTERESTS OF EXPERTS...............................18
PURCHASERS' STATUTORY RIGHTS.......................19
CERTIFICATE OF THE CORPORATION.....................20
CERTIFICATE OF THE UNDERWRITERS....................21


SHELL CANADA LIMITED ("SHELL") AND CHEVRONTEXACO CORP. ("CHEVRON") MAKE NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS SHORT FORM PROSPECTUS AND THEY WERE NOT RESPONSIBLE FOR ITS PREPARATION OR ASSEMBLY. SHELL AND CHEVRON ASSUME NO RESPONSIBILITY FOR ANY ERRORS OR OMISSIONS IN, OR FOR ANY DAMAGES RESULTING FROM THE USE OF, OR RELIANCE ON, ANY PART OF THE INFORMATION CONTAINED IN THIS SHORT FORM PROSPECTUS. NEITHER SHELL NOR CHEVRON IS A PROMOTER OR SPONSOR OF US OR OUR PARTICIPATION IN THE PROJECT. THIS SHORT FORM PROSPECTUS IS NOT INTENDED TO BE A SOLICITATION BY SHELL OR CHEVRON OF INVESTMENTS IN OUR SECURITIES.

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon llp, counsel for Western, and Blake, Cassels & Graydon LLP, counsel for the Underwriters, based on legislation in effect on the date of this short form prospectus, the Common Shares offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

COOPERATIVE CREDIT ASSOCIATIONS ACT (Canada)            THE TRUSTEE ACT (Manitoba)
INSURANCE COMPANIES ACT (Canada)                        PENSION BENEFITS ACT (Ontario)
TRUST AND LOAN COMPANIES ACT (Canada)                   AN ACT RESPECTING INSURANCE (Quebec)
PENSION BENEFITS STANDARDS ACT, 1985 (Canada)           (in respect of insurers other than guarantee
ALBERTA HERITAGE SAVINGS TRUST FUND ACT (Alberta)       fund corporations)
EMPLOYMENT PENSION PLANS ACT (Alberta)                  SUPPLEMENTAL PENSION PLANS ACT (Quebec)
LOAN AND TRUST CORPORATIONS ACT (Alberta)               AN ACT RESPECTING TRUST COMPANIES AND SAVINGS
FINANCIAL INSTITUTIONS ACT (British Columbia)           COMPANIES (Quebec)
PENSION BENEFITS STANDARDS ACT (British Columbia)       (for a trust company investing its own funds and
THE INSURANCE ACT (Manitoba)                            deposits it receives and a savings company
THE PENSION BENEFITS ACT (Manitoba)                     investing its funds)

         Also, in the opinion of such counsel, the Common Shares offered hereby will, on the date of closing, be qualified investments under the INCOME TAX ACT (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and will not constitute foreign property for such plans.

                       DOCUMENTS INCORPORATED BY REFERENCE

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Western at Suite 2400, 440 Second Avenue S.W., Calgary, Alberta, T2P 5E9 (Telephone (403) 233-1700). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Western at the above-mentioned address and telephone number.

         The following documents of the Corporation have been filed with the securities commission or similar authority in each of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1.       the Annual Information Form dated May 10, 2002;

2. the comparative audited consolidated financial statements for the year ended December 31, 2001, together with the auditors' report thereon contained in Western's Annual Report for the year ended December 31, 2001;

3. the comparative unaudited consolidated interim financial statements for the three months and the nine months ended September 30, 2002 contained in Western's Third Quarter Report for the nine months ended September 30, 2002, as amended;

4. Management's Discussion and Analysis for the year ended December 31, 2001 contained in Western's Annual Report for the year ended December 31, 2001; and

5. Management's Discussion and Analysis for the three months and the nine months ended September 30, 2002 contained in Western's Third Quarter Report for the nine months ended September 30, 2002, as amended.

         Any of the following documents, if filed by Western with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

         (a) material change reports (except confidential material change reports);

         (b)      comparative interim financial statements;

         (c) comparative financial statements for Western's most recently completed financial year, together with the accompanying report of the auditor; and

         (d) information circulars (other than those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

         Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

                                 THE CORPORATION

         Western Oil Sands Inc. is an oil sands corporation incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on June 18, 1999. Western has three wholly-owned subsidiaries: 852006 Alberta Ltd., which, together with Western, holds an indirect 20% interest in the Athabasca Oil Sands Project as shown below; Western Oil Sands Finance Inc. and Western Oil Sands USA Inc.

[GRAPHIC OMITTED]
[ORGANIZATIONAL CHART]

                                    Western
                                   (Alberta)
________________________________________________________________________________
        /                       /               /                      /
      100%                 General             100%                  100%
___________________        Partner       _________________     _________________
852006 Alberta Ltd.             /        Western Oil Sands     Western Oil Sands
   (Alberta)            1% Limited          Finance Inc.            USA Inc.
___________________    Partnership            Alberta              (Delaware)
         \                   Units       _________________         (inactive)
    99% Limited                 /                              _________________
    Partnership                /
         Units                /
            \           ______________________
             \          Western Oil Sands L.P.
              \_________   (Alberta)
                        ______________________
                                /
                               20%
                            __________
                             Project
                            __________


         Unless otherwise noted or the context otherwise indicates, the terms "Western" or the "Corporation" refer to Western Oil Sands Inc., the terms "we", "our" or "us" refer to Western and its direct and indirect subsidiaries and its limited partnership, and the term "owners" collectively refers to Shell, Chevron and us.

         Our head office is located at Suite 2400, 440 Second Avenue S.W., Calgary, Alberta, T2P 5E9 and our registered office is located at 3700, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2.

                           DESCRIPTION OF THE BUSINESS

         Western is a Canadian oil sands corporation which holds a 20% undivided ownership interest in a multi-billion dollar joint venture to exploit the recoverable bitumen reserves found in certain oil sands deposits in the Athabasca region of Alberta (the "Project") and to pursue other oil sands opportunities. Shell and Chevron hold the remaining 60% and 20% undivided ownership interests in the joint venture, respectively. The Project, which includes facilities owned by the joint venture and third parties, will use established processes to mine oil sands deposits, extract and transport bitumen, and upgrade the bitumen into synthetic crude oil and vacuum gas oil, or VGO.

         The joint venture will develop the western portion of Lease 13, a large oil sands lease in the Athabasca region of northeastern Alberta, Canada, held by the owners and granted by the Government of Alberta. The western portion of Lease 13 contains approximately 1.7 billion barrels of proved and probable reserves and is sufficient for 30 years of non-declining bitumen production at a rate of 155,000 barrels per day. Western is entitled to participate in future expansion opportunities, including in respect of Lease 13 and on two other nearby oil sands leases owned by Shell, referred to as Leases 88 and 89.

                               RECENT DEVELOPMENTS

PROJECT UPDATE

         Construction has recently been completed at the Muskeg River mine, located approximately 75 kilometres north of Fort McMurray, Alberta and at the Scotford upgrader, located near Fort Saskatchewan, Alberta. Both facilities are now in the start-up process. At the end of 2002, operations management assumed responsibility for all facilities and activities at both sites and initiated start-up operations. Current trending analysis indicates that Project costs, before taking into account expected pre-start-up revenues and other partially offsetting factors, may be higher than the current budget. Based on this analysis, Western estimates that its share of Project costs, including start-up activities and final completion of electrical heat tracing and insulation will be approximately $1.1 billion through to the end of March 2003. Although final Project costs will not be determined until first production of synthetic crude oil out of the Scotford upgrader, Western does not anticipate that such final Project costs will differ materially from this estimate.

         The Project achieved a major milestone on December 29, 2002 with first bitumen production at the Muskeg River mine. Initial indications are that bitumen recovery and quality were achieving design targets and meeting required upgrading specifications. Deliveries of diluted bitumen into the Corridor pipeline system for delivery to the Scotford upgrader commenced before the end of 2002. At the Scotford upgrader, the primary distillation units were successfully tested during the fourth quarter of 2002 and commissioning and testing of the synthetic crude units was well underway at the end of 2002. The primary focus during the first quarter of 2003 will be on completing repairs to the froth treatment plant at the Muskeg River mine and commissioning and testing the synthetic crude units at the Scotford upgrader. Western anticipates that first production of synthetic crude oil from the Scotford upgrader will occur before the end of the first quarter of 2003; however, production volatility is anticipated during initial operations. The Project is targeted to ramp up to the designed bitumen production rate of 155,000 barrels per day in the third quarter of 2003.

OPERATIONAL UPDATE

         Since the Project is still in the development phase, we do not have operating revenue or expenses. During the fourth quarter of 2002, we initiated first bitumen production and filling of the pipeline and storage tanks for delivery to the Scotford upgrader, with first production of synthetic crude currently expected to start in the first quarter of 2003. In anticipation of moving into operations, we have initiated a hedging program by locking in crude oil prices on approximately 15% of our budgeted production for the twelve months commencing April 1, 2003 at $39.72 per barrel and approximately 29% of our budgeted production for the twelve months commencing April 1, 2004 at $36.97 per barrel. During the third quarter of 2002, we incurred a loss of $1.8 million ($0.04 per share) and for the nine months ended September 30, 2002, we incurred a loss of $28.3 million ($0.59 per share). This loss was comprised of Western's corporate expenses and an amount of $22.8 million representing the one-time write-off of deferred finance costs related to credit facilities that were replaced by Western's US$450 million Senior Secured Notes offering.

         During the third quarter of 2002, our share of Project capital expenditures totaled $145.3 million. These expenditures included $129.5 million of construction costs for the Project, direct capitalized costs of $15.0 million and $0.8 million of expansion pre-feasibility costs and corporate expenditures. The direct capitalized costs are primarily comprised of interest accrued on the Senior Secured Notes (see "Consolidated Capitalization"), bank stand-by fees and other interest expenses that are being capitalized during the construction period. To September 30, 2002, our share of total construction costs for the Project amounted to $982.8 million.

         On January 6, 2003, a hydrocarbon leak at the Muskeg River mine caused a fire that was quickly extinguished. Damage was mainly limited to electrical cables in the solvent recovery area of the froth treatment plant. It has been determined that the hydrocarbon leak, which resulted in the fire, was caused by the failure of a piping connection. Related repairs are underway and this incident is not expected to materially impact the scheduled start-up of the first synthetic crude oil production from the Scotford upgrader in the first quarter of 2003. Based on preliminary Project estimates, our share of costs to repair the damage is estimated to be in the order of $15 million, however this will be dependent on weather conditions, and the cost of these repairs is expected to be covered by insurance. The insurance policies for the Project cover property damage of up to $500 million per incident at the Project level ($100 million as to our interest). In addition, subject to a 30-day waiting period, potential start-up delay coverage is in place at the Project level for up to $500 million per incident. Discussions are currently underway with the Project insurers to establish a process to provide interim insurance proceeds for property damage repairs as they are incurred.

INSURANCE UPDATE

         We have in place Project cost overrun and start-up delay insurance policies in the amount of $200 million. We made a claim for cost overruns in the amount of $430 million on August 16, 2002. On November 19, 2002, we made an initial claim for start-up delay coverage and further claims for start-up delay are being made on a weekly basis. Start-up delay claims now total $24 million.

         We are currently in discussions with our insurers regarding our claims and we are pursuing alternatives with respect to resolving disagreements with them as to coverage under the policies. We remain confident in the extent of coverage available under the insurance policies; however, we cannot at this time estimate when any payments under the policies may be forthcoming. Notwithstanding the amount of our claims, the policy limit of these insurance policies is $200 million.

CAPITAL RESOURCES

         On November 19, 2002, the Corporation entered into a $50 million credit facility with a syndicate of Canadian chartered banks to fund our working capital requirements. As at December 31, 2002, a total of $20 million had been drawn on this facility. On January 30, 2003, this credit facility was amended to increase the maximum amount of such facility to $75 million and to add an additional Canadian chartered bank to the syndicate of lenders.

                                 USE OF PROCEEDS

         The net proceeds of this offering, after payment of the Underwriters' fee of $2,009,000 and expenses of the issue estimated to be $275,000, will be approximately $47,941,000. The net proceeds will be used to fund our 20% share of the Project and related expenses, and for general corporate purposes. In addition, the net proceeds may be used to reduce our $50 million working capital credit facility.

                              PLAN OF DISTRIBUTION

         Pursuant to an agreement dated January 20, 2003 (the "Underwriting Agreement") among Western and the Underwriters, Western has agreed to issue and sell and the Underwriters have agreed, severally and not jointly, to purchase on or about February 7, 2003 (but no later than March 13, 2003), subject to the terms and conditions stated therein, all but not less than all of the 2,050,000 Common Shares offered hereby at a price of $24.50 per Common Share for total gross proceeds of $50,225,000 payable in cash to Western against delivery of the 2,050,000 Common Shares. In consideration of the services provided in connection with this offering, Western will pay the Underwriters a fee of $0.98 per Common Share issued pursuant to this offering for an aggregate fee of $2,009,000. The offering price of the Common Shares offered hereunder was determined by negotiation between Western and the Underwriters.

         The obligations of the Underwriters under the Underwriting Agreement are several and not joint and several and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

         Western has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the closing date of this offering without the consent of TD Securities Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

         The TSX has conditionally approved the listing of the 2,050,000 Common Shares offered under this short form prospectus. Listing will be subject to Western fulfilling all of the listing requirements of the TSX on or before April 22, 2003.

         The Underwriters have advised Western that, in connection with the offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

         The Common Shares have not been and will not be registered under the United States SECURITIES ACT OF 1933, as amended (the "1933 Act") or any state securities laws, and accordingly, may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Common Shares that they have acquired pursuant to the Underwriting Agreement to "qualified institutional buyers" (as defined in Rule 144A under the 1933 Act) in the United States provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside of the United States only in accordance with Regulation S under the 1933 Act.

         In addition, until 40 days after the commencement of the offering, any offer or sale of Common Shares offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

                RELATIONSHIP BETWEEN WESTERN AND THE UNDERWRITERS

         Each of TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to us and to which we are presently indebted. Consequently, we may be considered to be a "connected" issuer of each of these Underwriters for the purposes of Canadian securities legislation.

         As at December 31, 2002, we were indebted to three of the Banks in the amount of $153 million under certain credit facilities between us and three of the Banks. We are in compliance with all material terms of the agreements governing such credit facilities. Certain of the credit facilities are secured by security interests over our interests in the Project. Neither our financial position nor the value of the security under the credit facilities has changed substantially since the indebtedness under the credit facilities was incurred. See the notes under "Consolidated Capitalization".

         A portion of the net proceeds received pursuant to this offering may be used to reduce our indebtedness to the Banks. See "Use of Proceeds". The decision to offer the Common Shares offered hereunder and the determination of the terms of the distribution were made through negotiations between Western and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering, each of TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. will receive its share of the Underwriters' fee payable by Western to the Underwriters.

                          DESCRIPTION OF SHARE CAPITAL

         Our authorized share capital includes an unlimited number of Common Shares, an unlimited number of Non-voting Convertible Class B Equity Shares ("Non-voting Convertible Equity Shares"), an unlimited number of Class C Preferred Shares ("Class C Shares") and an unlimited number of Class D Preferred Shares, issuable in series ("Class D Shares"). As of January 15, 2003, 47,784,971 Common Shares, no Non-voting Convertible Equity Shares, no Class C Preferred Shares and 666,667 Class D Shares, Series A, were issued and outstanding.

         The following is a brief description of the attributes of our Common Shares, Non-voting Convertible Equity Shares, Class C Shares and Class D Shares.

COMMON SHARES

         The holders of Common Shares are entitled, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to dividends if, as and when declared by the directors and to one vote per share at meetings of the holders of Common Shares and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Non-voting Convertible Equity Shares in our remaining assets.

NON-VOTING CONVERTIBLE EQUITY SHARES

         The holders of Non-voting Convertible Equity Shares are entitled to dividends in parity with the Common Shares if, as and when declared by the directors and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Common Shares in our remaining assets. Holders of Non-voting Convertible Shares are not entitled to receive notice of, attend or vote at any meetings of shareholders unless otherwise entitled pursuant to applicable laws.

         Each Non-voting Convertible Equity Share shall entitle the holder to acquire (subject to adjustment), at no additional cost, one Common Share at 4:30 p.m. (Calgary time) (the "Acquisition Expiry Time") on the earlier of: (i) five
(5) business days following the date upon which a receipt for a prospectus (the "Qualifying Prospectus") to be filed by us with respect to the distribution of the Common Shares upon conversion of the Non-voting Convertible Equity Shares has been issued by the last of the securities commissions or similar regulatory authorities in the Province of Alberta and such other provinces of Canada in which the Corporation files such Qualifying Prospectus (based upon the residences of Canadian subscribers); and (ii) 12 months from the date of issuance of the Non-voting Convertible Equity Shares. Non-voting Convertible Equity Shares outstanding at the Acquisition Expiry Time shall be deemed to be converted by the holder, without any further action on the part of the holder, at the Acquisition Expiry Time.

CLASS C SHARES

         The Corporation is authorized to make one issuance of Class C Shares. The holders of Class C Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation unless otherwise entitled pursuant to applicable laws but shall be entitled to receive in respect of each calendar year, if, as and when declared by the directors, a non-cumulative preferential dividend in the amount (if any) declared by the directors. No dividends shall be declared or paid in any year on the Common Shares, Non-voting Convertible Equity Shares, Class D Shares or any other shares of the Corporation ranking junior to the Class C Shares from time to time with respect to the payment of dividends, unless all dividends which shall have been declared and which remain unpaid on the Class C Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment. Upon liquidation, holders of Class C Shares shall be entitled to payment of an amount (subject to adjustment) equal to the amount or value of the consideration paid for such shares (the "Redemption Amount") in priority to the Common Shares, the Non-voting Convertible Equity Shares, the Class D Shares and any other shares ranking junior to the Class C Shares from time to time. The Class C Shares are redeemable by the Corporation or the holders of Class C for the Redemption Amount.

CLASS D SHARES

         The Class D Shares are entitled to receive notice of, attend and vote at any meetings of shareholders and are convertible into Common Shares, prior to redemption, on a one-for-one basis. The Class D Shares are redeemable by the Corporation at a price equal to their issue price plus a cumulative dividend of 12% per annum compounded semi-annually until January 1, 2007, from which date the dividend increases by 3% per quarter to a maximum of 24% per annum.

                           CONSOLIDATED CAPITALIZATION

         The following table sets forth our consolidated capitalization as of the dates indicated.

                                                                                         AMOUNT OUTSTANDING AS AT
                                                                                            SEPTEMBER  30, 2002
     DESCRIPTION AND          AMOUNT OUTSTANDING AS AT      AMOUNT OUTSTANDING AS AT     AFTER GIVING EFFECT TO THE
    AUTHORIZED AMOUNT            DECEMBER 31, 2001             SEPTEMBER 30, 2002                 OFFERING
    -----------------            -----------------             ------------------                 --------
   (000's except shares)             (audited)                    (unaudited)                   (unaudited)
                                (000's except shares)        (000's except shares)         (000's except shares)
Credit Facility                       $279,481                         -                             -
($535,000)

Senior Secured Notes(1)                  -                          $713,610                      $713,610
(US $450,000)

Bridge Note Facility(2)                  -                          $78,000                       $78,000
($88,000)

                                                                                         AMOUNT OUTSTANDING AS AT
                                                                                            SEPTEMBER  30, 2002
     DESCRIPTION AND          AMOUNT OUTSTANDING AS AT      AMOUNT OUTSTANDING AS AT     AFTER GIVING EFFECT TO THE
    AUTHORIZED AMOUNT            DECEMBER 31, 2001             SEPTEMBER 30, 2002                 OFFERING
    -----------------            -----------------             ------------------                 --------
   (000's except shares)             (audited)                    (unaudited)                   (unaudited)
                                (000's except shares)        (000's except shares)         (000's except shares)
Senior Credit Facility(3)                -                             -                             -
($100,000)

Class D Preferred Shares,
Series A                              $11,963                       $11,963                       $11,963
(666,667)                         (666,667 shares)              (666,667 shares)              (666,667 shares)

Common Shares(4)                      $435,340                      $436,991                      $484,932
(unlimited)                     (47,513,971 shares)           (47,704,471 shares)           (49,754,471 shares)

NOTES:
(1) On April 23, 2002, Western issued US$450 million of Senior Secured Notes, bearing interest at 8.375%, with a maturity of May 1, 2012. The net proceeds of such offering were used to repay all amounts outstanding under Western's $535 million Credit Facility and repay all amounts due to Shell, with the balance of net proceeds placed in a trust account to be used for funding our share of remaining construction costs for the Project. Such Senior Secured Notes are secured by security interests over all of our interest in the Project. The $535 million Credit Facility was cancelled upon repayment. US dollar amounts as at September 30, 2002 have been converted to Canadian dollars at the noon buying rate of 1.5858 on September 30, 2002. As at December 31, 2002, the value of the outstanding Senior Secured Notes was $710.82 million based on the noon buying rate of
     1.5796 on December 31, 2002.

(2) As at December 31, 2002, the Corporation had a $88 million subordinated bridge note purchase facility with a Canadian chartered bank which is due October 2003. This credit facility is unsecured. As at December 31, 2002, the outstanding balance of this credit facility was $88 million.

(3) As at December 31, 2002, the Corporation had a credit facility with a syndicate of Canadian chartered banks, $75 million of which is to fund interest on the Senior Secured Notes and construction costs for the Project and the remaining $25 million is for letter of credit requirements. This credit facility provides the banks with security over all of our assets with the exception of certain notes and note guarantees issued as among Western and its subsidiaries in connection with the Senior Secured Notes referred to above in Note 1. As at December 31, 2002, the outstanding balance of this credit facility was $45 million.

(4) Does not include Common Shares issuable upon exercise of warrants to purchase Common Shares or Common Shares issuable upon the exercise of stock options granted pursuant to Western's stock option plan or Common Shares issuable upon the call of call obligations. As at January 15, 2003, options to purchase 1,287,000 Common Shares and Class A warrants to purchase 494,224 Common Shares were outstanding.

(5) On November 19, 2002, Western entered into a $50 million credit facility agreement with a syndicate of Canadian chartered banks to fund our working capital requirements. On January 30, 2003, this credit facility was amended to increase the maximum amount of such facility to $75 million and to add another Canadian chartered bank to the syndicate of lenders. This credit facility provides the banks with security over all of our assets with the exception of certain notes and note guarantees issued as among Western and its subsidiaries in connection with the Senior Secured Notes referred to above in Note 1. See "Recent Developments - Capital Resources". As at December 31, 2002, the outstanding balance of this credit facility was $20 million.

(6) As at December 31, 2002, the Corporation had 5,629,641 call obligations ($48,865,000) outstanding. Certain of the call obligations cannot be exercised until Western undertakes a rights offering. This restriction applies to 2,589,641 call obligations entered into in July 2001, each with an exercise price of $13.00. All call obligations will expire, unless called, on March 31, 2003.

(7)  As at September 30, 2002 our deficit was approximately $40.7 million.


                 PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

         Our outstanding Common Shares are listed for trading on the TSX under the trading symbol "WTO". The following table sets out the price range for and trading volume of the Common Shares as reported by the TSX for the periods indicated.

                        PERIOD                  HIGH         LOW         VOLUME
                        ------                  ----         ---         ------
2001

     First Quarter......................        $15.20      $13.40     1,582,200

     Second Quarter.....................        $14.25      $13.70       747,800

     Third Quarter......................        $18.00      $13.75     4,589,440

     Fourth Quarter.....................        $19.20      $15.00     3,409,408

                        PERIOD                  HIGH         LOW         VOLUME
                        ------                  ----         ---         ------

2002

     First Quarter......................        $28.45      $18.15    12,013,186

     Second Quarter.....................        $30.15      $24.80     5,691,109

     July...............................        $28.15      $22.50     1,532,917

     August.............................        $26.50      $23.50       987,380

     September..........................        $26.25      $23.24       901,078

     October............................        $24.50      $20.00     1,443,088

     November...........................        $22.01      $20.00     1,742,031

     December...........................        $26.00      $20.65     1,172,795

2003

     January (1-29).....................        $26.50      $23.20     2,263,200

On January 15, 2003, the last trading day prior to the announcement of this offering, the closing price per Common Share on the TSX was $24.55. On January 29, 2003, the last trading day prior to the date of this prospectus, the closing price per Common Share on the TSX was $23.50.


                                  RISK FACTORS

         An investment in the Common Shares should be considered speculative due to the risk factors set out below, all of which should be carefully considered by an investor.

CONSTRUCTION OF THE PROJECT MAY NOT BE COMPLETED ON TIME OR ON BUDGET.

         An investment in us will be subject to all of the risks inherent in the Project, including construction risks and overall feasibility. There remains a risk that the Project will not be completed on time or within the current budget. The Project may still encounter delays or increased costs due to many factors, including:

         o        breakdown or failure of equipment or processes;

         o        design errors;

         o        operator errors;

         o        violation of permit requirements;

         o        disruption in the supply of energy; and

         o catastrophic events such as fire, earthquake, storms or explosions.

         As commissioning of the Project has not yet been entirely completed, we cannot assure you that the current operations schedules will continue to proceed as planned without any delays or on budget. Any such delays will likely increase the costs of the Project and may require additional financing, and we cannot assure you that such financing will be available. Cost trends with respect to the Project are reviewed and identified by the owners on a monthly basis. Accordingly, actual costs to complete the Project, including repair costs in respect of the fire at the Muskeg River mine, will vary from the estimates set forth herein and such variances may be significant. Since completion of the feasibility study, the joint venture has experienced engineering and construction cost increases and we cannot assure you that we will not experience further increased costs during the commissioning and start-up phases.

WE MAY NOT BE ABLE TO FUND COST OVERRUNS.

         The total costs to construct the Project will not be fully determined until commissioning of the Project is completed. In the event of cost overruns, we may not have enough capital to complete our share of costs. We cannot assure you that our $200 million policy of project delay/cost overrun insurance will cover all such overruns, that we will be able to satisfy the conditions to making a claim under such insurance, that we will be successful in asserting any claim under such insurance or any insurance claim to be made with respect to the fire at the Muskeg River mine or that any claims under any insurance will be paid in a timely fashion. In addition, we cannot assure you that we will be able to receive funds from persons who have committed to provide us with additional equity (see "Risk Factors - Holders of the call obligations may not honour their funding obligations"). If these funds are unavailable, we cannot assure you that alternative financing would be available.

THE PROJECT MAY NOT BE ABLE TO HIRE AND RETAIN THE SKILLED EMPLOYEES IT
REQUIRES.

         The Project requires experienced employees with particular areas of expertise. There are other oil sands and other industrial projects and expansions in Alberta that compete with us for skilled employees, and such competition may result in increases to the compensation we pay to such employees. We have already incurred increased costs as a result of such competition and decreases in productivity. We cannot assure you that all of the required employees with the necessary expertise will be available. Lack of skilled employees would result in delays which, in turn, would likely result in increased costs.

PRODUCTION FOLLOWING START-UP MAY NOT MEET THE PLANNED SCHEDULE OR BUDGET.

         There is a risk that production from the Project may not increase as quickly as planned, or at the costs anticipated. Many factors in addition to the risks described above under "Risk Factors - Construction of the Project may not be completed on time or on budget" could impact the pace of start-up and economic efficiency of production including:

         o the operation of any part of the Project (mine, extraction plant, upgrader or third-party facilities) falling below expected levels of performance, output or efficiency; and

         o unanticipated or unplanned shutdowns or curtailments of any component of the Project.

THE PRICE OF CRUDE OIL AND NATURAL GAS MAY FLUCTUATE AND NEGATIVELY IMPACT OUR FINANCIAL RESULTS.

         Our financial results will be dependent upon the prevailing price of crude oil and natural gas. Oil and natural gas prices fluctuate significantly in response to supply and demand factors beyond our control. Political developments, especially in the Middle East, can affect world oil supply and oil prices. As a result of the relatively higher operating costs of the Project compared to some conventional crude oil production operations, our operating margin is more sensitive to oil prices than that of some conventional crude oil producers.

         Any prolonged period of low oil prices could result in a decision by the owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in our revenues and earnings and could expose us to significant additional expense as a result of certain long-term contracts. If the owners did not decide to suspend or reduce production, the sale of our product at reduced prices would lower our revenues.

         In addition, because natural gas comprises a substantial part of our operating costs, any prolonged period of high natural gas prices will negatively impact our financial results.

THE PROJECTIONS AND ASSUMPTIONS ABOUT OUR FUTURE PERFORMANCE MAY PROVE TO BE INACCURATE.

         The Project is not yet operational and we have limited historical operating results. Accordingly, you have no significant historical financial or operating information upon which to base your evaluation of our performance. Our financing plan is based upon certain assumptions and financial projections regarding our share of revenues and of operating, maintenance and capital costs of the Project.

OUR DEBT LEVELS COULD LIMIT OUR FUTURE FLEXIBILITY IN OBTAINING ADDITIONAL DEBT FINANCING AND IN PURSUING BUSINESS OPPORTUNITIES.

         As at December 31, 2002, we had approximately $915 million of debt (including our obligations under the owners' hydrogen manufacturing unit lease). We may also incur significant additional indebtedness for various purposes, including expansions. Our debt level and restrictive covenants will have important effects on our future operations.

         In addition, our ability to make scheduled payments or to refinance our debt obligations will depend upon our financial and operating performance, which, in turn, will depend upon prevailing industry and general economic conditions beyond our control.

         We cannot assure you that our operating performance, cash flow and capital resources will be sufficient to repay our debt in the future.

OUR FINANCING ARRANGEMENTS CONTAIN COVENANTS LIMITING OUR DISCRETION TO OPERATE OUR BUSINESS.

         Our financing arrangements contain provisions that limit our discretion to operate our business. If we fail to comply with the restrictions set forth in our current or future financing agreements, we will be in default and the principal and accrued interest may become due and payable.

HOLDERS OF THE CALL OBLIGATIONS MAY NOT HONOUR THEIR FUNDING OBLIGATIONS.

         To the extent that holders of our existing call obligations do not honour their obligations, we may be unable to pay our share of the costs of the Project without additional funding. In the event of default by a holder of our existing call obligations, we will take steps to enforce the security posted by such defaulting holders, if any, and pursue all other remedies to the full extent permitted by law to enforce our rights, however, we cannot assure you that we will be successful in realizing on all of our existing call obligations.

INDEPENDENT REVIEWS MAY BE INACCURATE.

         Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the Project, we cannot assure you that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

RESERVE AND RESOURCE ESTIMATES ARE UNCERTAIN.

         There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond our control. Our reserve and resource data represent estimates only. The usefulness of such estimates is highly dependent upon the accuracy of the assumptions on which they are based, the quality of the information available and the ability to compare such information against industry standards.

         Fluctuations of oil prices may render the mining of oil sands reserves uneconomical. Other factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair our profitability.

         In general, estimates of economically recoverable bitumen reserves and the related future net pretax cash flows of the Project are based upon a number of variable factors and assumptions, such as:

         o historical production from similar properties which are owned by other operators;

         o        the assumed effects of regulation by governmental agencies;

         o        estimated future operating costs; and

         o        the availability of enhanced recovery techniques,

all of which may vary considerably from actual results of the Project.

         There is no history of production from our properties. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Our reserve figures have been determined based upon assumed oil prices and operating costs. For those reasons, estimates of the economically recoverable bitumen reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from such estimates, and such variances could be material. Because production has not yet commenced, reserve estimates may require revision based on actual production experience.

IF WE DEFAULT ON OUR OBLIGATIONS UNDER THE JOINT VENTURE AGREEMENT, SHELL AND CHEVRON WILL HAVE THE RIGHT TO PURCHASE OUR INTEREST IN THE JOINT VENTURE AT A DISCOUNT.

         If we fail to meet all or part of our obligations under the joint venture agreement, including by failing to participate in any expansion of an existing mine which does not require an expansion of the extraction plant, upgrader, major shared facilities or third party facilities (which expansions can be carried out pursuant to an ordinary resolution of the executive committee of the joint venture), the other owners will have an option to purchase our entire ownership interest in the joint venture and related assets at a discount. The amount at which they could purchase our ownership interest would be equal to 80% of the capital costs incurred if default occurs prior to final completion, or 80% of fair market value if default occurs after final completion.

IF WE DO NOT PARTICIPATE IN CERTAIN EXPANSIONS, WE WILL LOSE VOTING OR SIGNIFICANT EXPANSION RIGHTS.

         If we do not participate in expansions on the western portion of Lease 13, in certain circumstances our voting interest will be diluted and our consent will no longer be required for extraordinary resolutions of the executive committee of the joint venture. In addition, if we do not participate in an expansion on the remainder of Lease 13 or Leases 88 or 89 or Shell's other Athabasca leases, or if we no longer have an ownership interest in each functional unit comprising the Project, we will lose our right to participate in any further expansions, lose any rights to share in the resources contained on Leases 88 and 89 and Shell's other Athabasca leases and lose any rights to participate in an area of mutual interest with the other owners. The other owners of the joint venture, Shell and Chevron, have significantly greater capital resources than we have. If the other owners decide to undertake expansions, including expansions on the eastern portion of Lease 13 and on Leases 88 and 89, we cannot assure you that we will be able to fund our share of the expansion. Our participation would be subject to several conditions, including our satisfaction with feasibility studies and our access to the necessary capital resources.

IF WE PARTICIPATE IN CERTAIN EXPANSIONS, THOSE EXPANSIONS WILL BE SUBJECT TO MANY OF THE SAME RISKS AS THE PROJECT.

         We may participate in expansions on the western portion of Lease 13, on the remainder of Lease 13, on Leases 88 or 89 or on Shell's other Athabasca leases. The owners have announced plans to evaluate potential long-term development opportunities relating to resources contained within Lease 13 and on Shell's other Athabasca leases. If we were to participate in any expansion, we will require additional financing in order to fund our share of costs associated with an expansion. Additionally, our participation in expansions will be subject to many of the same risks as the Project.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH.

         The joint venture agreement permits our participation in certain expansion opportunities. Participation in any expansion opportunities would significantly increase the demands on our management resources. We may not be able to effectively manage these expansions, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

THE MINE, EXTRACTION PLANT AND UPGRADER MAY NOT PERFORM AS PLANNED.

         Many of the risks outlined above under "Risk Factors - Construction of the Project may not be completed on time or on budget" relating to the construction and start-up phase of the Project will also affect the operations of the Project. The Project consists of multiple facilities, all of which must be successfully integrated and co-ordinated. We cannot assure you that each component will operate as designed or expected or that the necessary levels of integration and co-ordination will be achieved. Some of the mining and extraction processes employed in the Project represent new applications of established processes, processes that are larger in scale than other commercial operations, or new processes that are scaled-up from the pilot plant processes we used to test the feasibility of the mine and extraction plant. We cannot assure you that all components of the mining and extraction facility will perform as expected or that the costs to operate this facility will not be significantly higher than we expect.

         The extraction plant will utilize a three-stage countercurrent decantation process and configurations that have not previously been used commercially in oil sands extraction and that have only been tested on a reduced scale in the pilot plant at Lease 13. We cannot assure you that the extraction plant, once constructed and commissioned, will achieve the same performance results as the pilot plant nor can we assure you that the extraction plant will be able to economically produce the quality and quantity of bitumen required by the upgrader.

         We cannot assure you that the upgrader, once constructed and commissioned, will achieve the same performance results as the upgrader pilot plant or that the upgrader will have the same level of success in upgrading bitumen and purchased feedstocks into products with the desired specifications. Costs to operate the upgrader may be significantly higher than we expect.

THIRD-PARTY FACILITIES MAY NOT OPERATE AS PLANNED.

         The Project depends upon successful operation of facilities owned and operated by third parties. The owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

         o pipeline transportation to be provided through the Corridor pipeline system;

         o electricity and steam to be provided to the mine and the extraction plant from the Muskeg River cogeneration facility;

         o transportation of natural gas to the Muskeg River cogeneration facility by the ATCO pipeline;

         o hydrogen to be provided to the upgrader from the hydrogen manufacturing unit and Dow Chemicals Canada Inc. ("Dow"); and

         o electricity and steam to be provided to the upgrader from the upgrader cogeneration facility.

         For the mine and extraction plant, electricity and steam will be provided by the Muskeg River cogeneration facility. If the Muskeg River cogeneration facility fails to operate in the manner designed, there can be no assurance that the owners will be able to obtain alternative sources of electricity on a timely basis, at prices acceptable to us, or at all. If the cogeneration facility does not provide the required steam, it is unlikely that other sources of steam could be acquired on a timely basis, at prices acceptable to us, or at all.

         For the upgrader, the electricity and steam will be provided by the upgrader cogeneration facility. We cannot assure you that in the event the upgrader cogeneration facility fails to operate in the manner designed, the owners will be able to secure alternative sources of electricity and steam on a timely basis, at prices acceptable to us, or at all.

         The hydrogen manufacturing unit is designed to produce approximately 75% of the upgrader's hydrogen requirements, with the remainder to be provided by Dow. If the hydrogen manufacturing unit fails to perform as designed or Dow fails to deliver pursuant to its contract, respectively, there can be no assurance that the Project will be able to obtain its hydrogen requirements on a timely basis, at prices acceptable to us, or at all.

         The Project relies on transportation of bitumen and upgrader output from a pipeline system to be owned and operated by Corridor Pipeline Ltd. ("Corridor") and Trans Mountain Pipeline Company Ltd., respectively. If the Corridor pipeline system is unavailable for any reason, we will have to find alternatives to the Corridor pipeline system which may not be available on a timely basis, at prices acceptable to us, or at all.

         Under the terms of certain third-party agreements, the owners will be committed to pay for utilities and services on a long-term "take-or-pay" basis, regardless of the extent that such utilities and services are actually used. In addition, under the terms of our agreement with Corridor, we must make scheduled payments to them even if the Corridor pipeline system has diminished capacity or is unavailable. If, due to Project delays, suspensions, shut-downs or other reasons, the owners fail to meet their commitments under these long-term agreements, the owners may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties to provide the services and utilities for a purchase price in excess of the fair market value of the facilities. We cannot assure you that we will have sufficient funds to satisfy these obligations.

         Most of our contracts with third-party operators do not contain provisions for the payment of liquidated damages. Accordingly, if certain of the third-party facilities do not operate as planned, we will not have a direct financial claim against the third-party operators.

THE PROJECT MAY EXPERIENCE EQUIPMENT FAILURES FOR WHICH WE DO NOT HAVE SUFFICIENT INSURANCE.

         The upgrader will process large volumes of hydrocarbons at high pressure and temperatures in equipment with fine tolerances. Equipment failures could result in damage to the extraction plant and the upgrader and liability to third parties against which we may not be able to fully insure or may elect not to insure for various reasons, including high premium costs. Even if adequate insurance is obtained, delays in realizing on our claims and replacing damaged equipment could adversely affect our operations and revenues.

SHELL AND CHEVRON MAY NOT AGREE WITH US ON MATTERS RELATED TO THE PROJECT.

         The Project is a joint venture among Shell, Chevron and us. Future plans of the Project, including decisions related to levels of production, will depend on agreement among the owners and will depend on the financial strength and views of Shell and Chevron. We cannot assure you that the owners will agree on all matters relating to the Project.

         Under the joint venture agreement, ordinary resolutions of the executive committee of the joint venture may be passed without our consent and we cannot assure you that such resolutions may not adversely affect us.

         In addition, if our voting interest in any functional units falls below 15%, our consent will not be required for an extraordinary resolution of the executive committee of the joint venture relating to that functional unit and such resolutions may adversely effect us.

SHELL AND CHEVRON MAY NOT MEET THEIR OBLIGATIONS TO THE PROJECT.

         We are subject to the risk of non-payment by Shell or Chevron in meeting their payment obligations to the Project. To the extent any owner does not meet its obligations to fund its costs in respect of the joint venture agreement and related agreements, we, together with any other performing owners, would be required to fund those obligations.

FEEDSTOCK SUPPLY FOR THE UPGRADER MAY NOT ALWAYS BE AVAILABLE.

         The upgrader will require certain additional feedstocks to produce its output. We have entered into contracts for less than 2,000 barrels per day of required feedstocks. There can be no assurance that these additional feedstocks of the desired quality will be available on a timely basis, at prices acceptable to us, or at all. Unavailability of required feed stocks could have an adverse effect on the rate and quality of upgrader output.

OUR HEDGING ACTIVITIES COULD RESULT IN LOSSES OR LIMIT THE BENEFIT OF CERTAIN COMMODITY PRICE INCREASES.

         The nature of our operations results in exposure to fluctuations in commodity prices. We have initiated a hedging program to use financial instruments and physical delivery contracts to hedge our exposure to these risks. When we engage in hedging we will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. From time to time we may enter into additional hedging activities in an effort to mitigate the potential impact of declining oil prices. These activities may consist of, but may not be limited to:

         o buying a price floor under which we will receive a minimum price for our oil production;

         o buying a collar under which we will receive a price within a specified range for our oil production;

         o        entering into fixed contracts for our oil production; and

         o entering into a contract to fix the differential between the price for our outputs and either the West Texas Intermediate or the Edmonton Par crude oil pricing benchmarks.

         If product prices increase above those levels specified in any future hedging agreements, we could lose the cost of floors or ceilings or a fixed price could limit us from receiving the full benefit of commodity price increases. In addition, by entering into these hedging activities, we may suffer financial loss if we are unable to produce sufficient quantities of oil to fulfil our obligations.

         We may hedge our exposure to the costs of various inputs to the Project, such as natural gas or feedstocks. If the prices of these inputs falls below the levels specified in any future hedging agreements, we could lose the cost of ceilings or a fixed price could limit us from receiving the full benefit of commodity price decreases.

SHELL MAY NOT FULFIL ITS OBLIGATIONS TO US UNDER OUR LONG-TERM SALES CONTRACT.

         We expect to sell our share of vacuum gas oil produced by the Project to an affiliate of Shell on a long-term basis. Since a large portion of our revenues will be received from an affiliate of Shell, we will have a concentration of credit risk. Furthermore, if the Shell affiliate does not have the capacity at the Scotford refinery to physically process our share of vacuum gas oil produced by the Project after using its commercially reasonable efforts to maintain such capacity, it will not be required to purchase our share of vacuum gas oil until the refinery regains such capacity. Certain modifications to the Scotford refinery are being undertaken to permit it to take the expected vacuum gas oil output. If such modifications are not completed on a timely or satisfactory basis, the Scotford refinery may not be able to process the vacuum gas oil output from the upgrader. If the affiliate of Shell were to default on, or not be required to fulfill its obligations to us, or if the Scotford refinery is not capable of processing the vacuum gas oil, we cannot assure you that we could sell our share of vacuum gas oil to other purchasers at a price equal to or greater than that provided for in our contract with the Shell affiliate, or at all.

         Additionally, the price we receive for products sold to the affiliate of Shell may vary depending on the characteristics of the products sold. To the extent the characteristics of the products fail to meet agreed upon specifications, the purchase price for such products will be adjusted downward. If the characteristics of the products are significantly below specifications the affiliate of Shell is entitled to reject such products. Downward adjustment of the purchase price or rejection of the products could have an adverse effect on our operations and revenues, and we cannot assure you that we could sell any rejected products elsewhere.

WE MAY EXPERIENCE PRICING PRESSURE ON OUR SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL PRODUCTION DUE TO OVERSUPPLY AND COMPETITION.

         We intend to sell our share of synthetic crude oil production to refineries in North America. These sales will compete with the sales of both synthetic and conventional crude oil. We have not entered into contracts to sell our synthetic crude oil, and we cannot assure you that we will be able to effect any such sale at prices acceptable to us, or at all. There exist other suppliers of synthetic crude oil and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb our share of the Project's synthetic crude oil production.

WE MAY NOT BE ABLE TO PRODUCE A HIGH VALUE SINGLE STREAM BLEND.

         We expect that within one year of start-up we will be in a position to market a single stream blend of synthetic crude oil which has a greater value than the heavy and light streams to be marketed initially. There is a risk that we will be unable to create a single stream with a higher value than the heavy and light streams. There is also a risk that the price per barrel from selling two synthetic crude oil streams and vacuum gas oil could be significantly less than the price per barrel from selling a single synthetic crude oil stream and vacuum gas oil.

WE WILL COMPETE WITH LARGER COMPANIES AND ALTERNATIVE FUELS WHEN WE SEEK TO SELL OUR SHARE OF THE PROJECT'S PRODUCTION.

         The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. We will compete with established oil sands operators which have established operating histories and greater financial and other resources than we do. In addition, we will compete with other producers of synthetic crude oil blends and producers of conventional crude oil, including Shell and Chevron, some of whom have lower operating costs and many of whom have extensive marketing networks. The crude oil industry also competes with other industries and alternative energy sources in supplying energy, fuel and related products to consumers.

THE PROJECT MAY FAIL TO COMPLY WITH VARIOUS ENVIRONMENTAL APPROVALS WHICH MAY EITHER CAUSE THE WITHDRAWAL OF THESE APPROVALS OR IMPOSE OTHER COSTS.

         The construction, operation and decommissioning of the Project and reclamation of the Project's lands are conditional upon various environmental and regulatory approvals issued by governmental authorities. Further, the construction, operation and decommissioning of the Project and reclamation of the Project's lands will be subject to approvals and present and future laws and regulations relating to environmental protection and operational safety. Risks of substantial costs and liabilities are inherent in oil sands operations, and we cannot assure you that substantial costs and liabilities will not be incurred or that the Project will be permitted by regulators to carry on its operations. Other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Project's operations, could also result in substantial costs and liabilities to us, delays in operations or abandonment of the Project.

         Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Project will be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of these regulations may adversely affect the Project. We cannot assure you that future environmental approvals, laws or regulations will not adversely impact the owners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.

THE ABANDONMENT AND RECLAMATION COSTS RELATING TO THE PROJECT MAY BE HIGHER THAN ANTICIPATED.

         We will be responsible for compliance with terms and conditions set forth in our environmental and regulatory approvals and all present and future laws and regulations regarding the decommissioning and abandonment of the Project and the reclamation of its lands. The costs related to these activities may be substantially higher than we anticipate. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent we do not meet the minimum credit rating required of us under the joint venture agreement, we must establish and fund a reclamation trust fund. We currently do not hold the minimum credit rating. Even if we do hold the minimum credit rating, in the future we may determine that it is prudent or that we are required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if we conclude that the establishment of such a fund is prudent or required, we may lack the financial resources to do so. We may also be required by future regulatory requirements to establish a fund or place funds in trust with regulators for the decommissioning and abandonment of the Project and the reclamation of its lands.

CHANGES IN GOVERNMENT REGULATION OF OUR OPERATIONS MAY HARM US.

         Our mining, extraction and upgrading operations and the operations of third-party contractors are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine safety, hazardous materials, toxic substances and other matters. Amendments to current laws and regulations and the introduction of new laws and regulations governing operations and activities of mining corporations and more stringent application of such laws and regulations are actively considered from time to time and could harm the Project.

         We cannot assure you that the various government licenses and approvals sought will be granted to the Project or, if granted, will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Project, and the mining, oil sands and oil and gas industries generally, will not be changed in a manner which may adversely affect us.

         Currently, we benefit from a favorable royalty regime; however, we cannot assure you that this royalty regime will not change in a manner that would adversely affect us.

         Lease 13 is subject to the OIL SANDS TENURE REGULATION (Alberta) which was introduced in 2000. This legislation deems Lease 13 to be designated as producing and continued beyond its current term unless the owners fail to comply with or meet the milestones set out in the development plan in respect of Lease 13 or if the owners alter or reduce the development plan without the prior written consent of the Minister of Energy. We cannot assure you that the owners will be able to comply with or meet the milestones set out in the development plan or that the Minister will consent to any planned amendments thereto. In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the owners to commence production or recovery of, or to increase existing production or recovery of bitumen within the time specified in such notice. We cannot assure you that if such a notice is given, the owners will be able to comply with its terms to maintain Lease 13. Additionally, the OIL SANDS TENURE REGULATION (Alberta) expires on December 1, 2004 and, if such legislation is not renewed in its present or similarly favorable form, the status of Lease 13 may be in question.

ABORIGINAL PEOPLES MAY MAKE CLAIMS AGAINST US OR THE PROJECT REGARDING THE LANDS ON WHICH THE PROJECT IS LOCATED.

         Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, certain governmental entities and the City of Fort McMurray, Alberta claiming, among other things, that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have an adverse effect on the Project.

VARIOUS HAZARDS INHERENT IN OUR OPERATIONS COULD RESULT IN LOSS OF EQUIPMENT OR LIFE.

         The operation of the Project will be subject to the customary hazards of mining, extracting, transporting and processing hydrocarbons, including the risk of catastrophic events such as fire, earthquake, storms or explosions. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. We will not carry insurance with respect to all casualty occurrences and disruptions. We cannot assure you that our insurance will be sufficient to cover any such casualty occurrences or disruptions, including with respect to the damage caused by the fire at the Muskeg River mine. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the Project and on our business, financial condition and results of operations.

FLUCTUATIONS IN THE US AND CANADIAN DOLLAR EXCHANGE RATE MAY CAUSE OUR OPERATING COSTS TO RISE.

         Crude oil prices are generally based on a US dollar market price, while our operating costs are primarily denominated in Canadian dollars. Adverse fluctuations in the US and Canadian dollar exchange rate may cause our operating costs to rise in relation to our revenues. We do not currently hedge against currency fluctuations and there can be no assurance that any hedging policy we may adopt would be successful.

                                  LEGAL MATTERS

         Certain legal matters relating to this offering will be passed upon by Macleod Dixon llp on behalf of Western and by Blake, Cassels & Graydon llp and Burstall Winger llp on behalf of the Underwriters.

                              INTERESTS OF EXPERTS

         As at the date hereof, the principals of each of NorWest Corporation and Gilbert Laustsen Jung Associates Ltd., independent petroleum and mining consultants to the Corporation, as respective groups, own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

         As at the date hereof, the partners and associates of each of Macleod Dixon llp and Blake, Cassels & Graydon llp, as respective groups, own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. Mr. Charles W. Berard is a partner of Macleod Dixon llp and the Corporate Secretary of Western.

                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                         CERTIFICATE OF THE CORPORATION

Dated:   January 30, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.






         (signed) Guy J. Turcotte               (signed) David A. Dyck
President and Chief Executive Officer          Vice-President, Finance and
                                                 Chief Financial Officer


                       On behalf of the Board of Directors


         (signed) Brian F. MacNeill             (signed) Robert G. Puchniak
                 Director                               Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated:   January 30, 2003

         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                               TD SECURITIES INC.

                          By: (signed) Robert J. Mason

BMO NESBITT BURNS INC.    GRIFFITHS MCBURNEY &     RAYMOND JAMES LTD.      RBC DOMINION SECURITIES   SCOTIA CAPITAL INC.
                              PARTNERS                                             INC.

By: (signed) Philip D.    By: (signed) Thomas A.   By: (signed) Naveen     By: (signed) Gordon M.    By: (signed) Mark
        Lunn                      Budd                     Dargan                  Ritchie                  Herman


                                       CIBC WORLD MARKETS INC.

                                       By: (signed) Brenda A. Mason

FIRSTENERGY CAPITAL CORP.            PETERS & CO. LIMITED             SALMAN PARTNERS INC.           TRISTONE CAPITAL INC.

By: (signed) John S. Chambers        By: (signed) Christopher S.      By: (signed) Terrance K.       By: (signed) Vincent Chahley
                                               Potter                         Salman